Filed Pursuant to Rule 424(b)(3)
Registration No. 333-274475

PROSPECTUS SUPPLEMENT NO. 1

(to prospectus dated October 2, 2023)

VinFast Auto Ltd.

75,757,650 Ordinary Shares

This prospectus supplement amends and supplements the prospectus dated October 2, 2023 (the “Prospectus”), which forms a part of our Registration Statement on Form F-1 (Registration Statement No. 333-274475). The Prospectus relates to: (i) the offer and sale, from time to time, by the selling securityholders named therein, or their pledgees, donees, transferees, or other successors in interest, of an aggregate of 72,084,942 ordinary shares of VinFast Auto Ltd., a public company incorporated under the laws of Singapore (Company Registration No: 201501874G), no par value (“ordinary shares”), and (ii) the issuance from time to time by us of up to 3,672,708 ordinary shares issuable upon the exercise of up to 3,672,708 warrants. Each warrant entitles the holder thereof to purchase one ordinary share at a price of $11.50 per ordinary share.

This prospectus supplement is being filed to update and supplement the information included in the Prospectus with the information contained herein. This prospectus supplement is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our ordinary shares and warrants are listed on the Nasdaq Stock Market LLC (“Nasdaq”) under the symbols, “VFS” and “VFSWW.” On October 4, 2023, the last reported sale price of our ordinary shares and warrants as reported on Nasdaq was $8.05 per ordinary share and $2.01 per warrant, respectively.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 26 of the Prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 5, 2023.

Part I – Unaudited Interim Condensed Consolidated Financial Statements

As of and for the three and nine months ended September 30, 2022 and 2023

VinFast Auto Ltd.

Unaudited Interim Condensed Consolidated Balance Sheets

	As of December 31, 2022	As of September 30, 2023	As of September 30, 2023
	VND million	VND million	USD
		(Unaudited)	(Unaudited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	4,271,442	3,154,673	130,959,068
Short-term restricted cash	—	35,766	1,484,744
Trade receivables	652,922	1,157,810	48,063,847
Advances to suppliers	8,968,752	6,360,490	264,041,264
Inventories, net	21,607,277	24,408,253	1,013,253,062
Short-term prepayments and other receivables	6,457,169	6,875,276	285,411,432
Short-term derivative assets	532,718	570,454	23,681,099
Current net investment in sales-type lease	5,448	26,930	1,117,938
Short-term investments	3,902	4,053	168,251
Short-term amounts due from related parties	1,978,097	3,811,558	158,228,154
Assets classified as held for sale	360,893	356,104	14,782,847

Total current assets	44,838,620	46,761,367	1,941,191,706

NON-CURRENT ASSETS
Long-term restricted cash	—	631,959	26,234,339
Property, plant and equipment, net	57,188,667	63,934,427	2,654,092,200
Intangible assets, net	1,461,071	1,535,181	63,729,545
Goodwill	272,203	272,203	11,299,888
Operating lease right-of-use assets	4,558,983	6,670,955	276,929,511
Long-term derivative assets	696,332	279,675	11,610,071
Long-term advances to suppliers	29,082	—	—
Long-term prepayments	7,611	35,296	1,465,233
Non-current net investment in sales-type lease	82,062	310,859	12,904,604
Long-term amounts due from related parties	44,533	47,445	1,969,571
Other non-current assets	4,426,135	4,362,490	181,098,842

Total non-current assets	68,766,679	78,080,490	3,241,333,804

TOTAL ASSETS	113,605,299	124,841,857	5,182,525,510

VinFast Auto Ltd.

Unaudited Interim Condensed Consolidated Balance Sheets (continued)

	As of December 31, 2022	As of September 30, 2023	As of September 30, 2023
	VND million	VND million	USD
		(Unaudited)	(Unaudited)
DEFICIT AND LIABILITIES

CURRENT LIABILITIES
Short-term and current portion of long-term interest-bearing loans and borrowings	14,579,553	21,154,961	878,200,050
Trade payables	16,636,820	10,551,587	438,025,114
Deposits and down payment from customers	1,572,537	630,069	26,155,880
Short-term deferred revenue	107,448	129,999	5,396,613
Short-term accruals	11,056,666	10,101,033	419,321,392
Other current liabilities	4,177,978	8,917,624	370,194,861
Current operating lease liabilities	768,883	1,345,977	55,875,171
Amounts due to related parties	17,325,317	45,974,308	1,908,518,743

Total current liabilities	66,225,202	98,805,558	4,101,687,824

NON-CURRENT LIABILITIES
Long-term interest-bearing loans and borrowings	41,624,960	45,678,450	1,896,236,872
Long-term financial liability	15,180,723	17,245,422	715,904,438
Other non-current liabilities	606,429	1,833,625	76,118,768
Non-current operating lease liabilities	3,256,351	5,035,167	209,023,496
Long-term deferred revenue	499,395	920,015	38,192,328
Deferred tax liabilities	947,981	939,399	38,997,011
Long-term accruals	16,007	134,286	5,574,578
Amounts due to related parties	21,918,710	18,782,079	779,695,255

Total non-current liabilities	84,050,556	90,568,443	3,759,742,746

DEFICIT
Ordinary shares – VinFast Auto (2,299,999,998 and 2,332,229,366 shares issued and outstanding as of December 31, 2022 and September 30, 2023 respectively)	871,021	7,621,603	316,393,499
Accumulated losses	(127,188,455)	(168,785,639)	(7,006,751,588)
Additional paid-in capital	12,311,667	19,356,607	803,545,477
Other comprehensive loss	(104,065)	(101,400)	(4,209,390)

Deficit attributable to equity holders of the parent	(114,109,832)	(141,908,829)	(5,891,022,002)

Non-controlling interests	77,439,373	77,376,685	3,212,116,942

Total deficit	(36,670,459)	(64,532,144)	(2,678,905,060)

TOTAL DEFICIT AND LIABILITIES	113,605,299	124,841,857	5,182,525,510

VinFast Auto Ltd.

Unaudited Interim Condensed Consolidated Statements of Operations

	For the three months ended September 30,			For the nine months ended September 30,
	2022	2023	2023	2022	2023	2023
	VND million	VND million	USD	VND million	VND million	USD
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues
Sales of vehicles	2,699,158	7,697,601	319,548,383	8,779,656	16,722,094	694,179,667
Sales of merchandise	—	14,656	608,410	46,414	52,925	2,197,061
Sales of spare parts and components	428,205	215,420	8,942,671	1,463,614	587,758	24,399,435
Rendering of services	50,723	127,059	5,274,565	159,782	300,046	12,455,727

Rental income
Revenue from leasing activities	4,688	199,570	8,284,695	51,006	515,640	21,405,621

Revenues	3,182,774	8,254,306	342,658,724	10,500,472	18,178,463	754,637,511

Cost of vehicles sold	(6,155,256)	(10,043,980)	(416,952,966)	(17,485,112)	(25,483,143)	(1,057,874,673)
Cost of merchandise sold	—	(14,831)	(615,675)	(46,245)	(53,364)	(2,215,285)
Cost of spare parts and components sold	(413,965)	(134,965)	(5,602,765)	(1,310,118)	(365,791)	(15,184,981)
Cost of rendering services	(59,753)	(294,448)	(12,223,338)	(193,456)	(683,044)	(28,355,017)
Cost of leasing activities	—	(233,743)	(9,703,309)	(42,849)	(584,174)	(24,250,653)

Cost of sales	(6,627,411)	(10,721,967)	(445,098,053)	(19,077,780)	(27,169,516)	(1,127,880,609)

Gross loss	(3,444,637)	(2,467,661)	(102,439,329)	(8,577,308)	(8,991,053)	(373,243,099)

Operating expenses
Research and development costs	(3,593,736)	(3,167,066)	(131,473,536)	(14,041,574)	(11,787,830)	(489,344,929)
Selling and distribution costs	(1,069,610)	(1,462,236)	(60,701,399)	(3,361,210)	(4,031,377)	(167,353,439)
Administrative expenses	(857,868)	(1,301,200)	(54,016,356)	(1,981,183)	(3,862,061)	(160,324,671)
Net other operating expenses	(859,763)	(524,291)	(21,764,747)	(1,475,251)	(622,829)	(25,855,328)

Operating loss	(9,825,614)	(8,922,454)	(370,395,367)	(29,436,526)	(29,295,150)	(1,216,121,466)

Finance income	12,243	25,207	1,046,412	91,861	66,470	2,759,351
Finance costs	(2,027,884)	(3,526,722)	(146,403,836)	(5,454,794)	(8,599,269)	(356,979,078)
Net (loss)/gain on financial instruments at fair value through profit or loss	617,010	(2,561,432)	(106,332,019)	1,277,296	(3,840,505)	(159,429,823)

Loss before income tax expense	(11,224,245)	(14,985,401)	(622,084,810)	(33,522,163)	(41,668,454)	(1,729,771,016)

Tax income/(expense)	983	(18,444)	(765,661)	(1,013,254)	8,582	356,262

Net loss for the period	(11,223,262)	(15,003,845)	(622,850,471)	(34,535,417)	(41,659,872)	(1,729,414,754)

Net loss attributable to non-controlling interests	(14,623)	(17,152)	(712,026)	(37,360)	(66,490)	(2,760,181)

Net loss attributable to controlling interest	(11,208,639)	(14,986,693)	(622,138,445)	(34,498,057)	(41,593,382)	(1,726,654,573)

VinFast Auto Ltd.

Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss

	For the three months ended September 30,			For the nine months ended September 30,
	2022	2023	2023	2022	2023	2023
	VND million	VND million	USD	VND million	VND million	USD
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Net loss for the period	(11,223,262)	(15,003,845)	(622,850,471)	(34,535,417)	(41,659,872)	(1,729,414,754)

Other comprehensive (loss)/income
Other comprehensive (loss)/income that will be reclassified to profit or loss in subsequent periods (net of tax):
Exchange differences on translation of foreign operations	16,591	56	2,325	7,882	2,665	110,632

Net other comprehensive (loss)/income that will be reclassified to profit or loss in subsequent periods	16,591	56	2,325	7,882	2,665	110,632

Total comprehensive loss for the period, net of tax	(11,206,671)	(15,003,789)	(622,848,146)	(34,527,535)	(41,657,207)	(1,729,304,122)
Net loss attributable to non-controlling interests	(14,623)	(17,152)	(712,026)	(37,360)	(66,490)	(2,760,181)

Comprehensive loss attributable to controlling interest	(11,192,048)	(14,986,637)	(622,136,120)	(34,490,175)	(41,590,717)	(1,726,543,941)

Net loss per share attributable to ordinary shareholders	VND	VND	USD	VND	VND	USD
Basic and diluted	(4,876)	(6,491)	(0.27)	(15,006)	(18,060)	(0.75)

						Unit: Shares

Weighted average number of shares used in loss per share computation
Basic and diluted	2,298,963,211	2,308,837,804	2,308,837,804	2,298,963,211	2,303,020,921	2,303,020,921

VinFast Auto Ltd.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

	For the nine months ended September 30,
	2022	2023	2023
	VND million	VND million	USD
	(Unaudited)	(Unaudited)	(Unaudited)
OPERATING ACTIVITIES

Net loss for the period	(34,535,417)	(41,659,872)	(1,729,414,754)

Adjustments to reconcile net loss to net cash flows:
Depreciation of property, plant and equipment	2,930,220	4,270,158	177,265,889
Amortization of intangible assets	2,141,071	212,631	8,826,892
Impairment of assets and changes in fair value of held for sale assets	80,787	1,112,176	46,169,455
Changes in operating lease right-of-use assets	391,477	823,044	34,166,798
Provision related to compensation expenses, assurance-type warranties and net realizable value of inventories	4,287,318	4,599,665	190,944,622
Allowance against receivable and advances to suppliers	172,571	—	—
Deferred tax expenses/(income)	1,013,253	(8,582)	(356,262)
Unrealized foreign exchange losses	1,453,928	679,868	28,223,172
Investment losses	18,962	—	—
Net (gain)/losses on financial instruments at fair value through profit or loss	(1,277,296)	3,840,505	159,429,823
Change in amortized costs of financial instruments measured at amortized cost other than nominal interest	1,450,505	2,810,683	116,679,107

Change in working capital:
Trade receivables and advance to suppliers	(3,586,049)	(1,734,495)	(72,003,612)
Inventories	(9,516,719)	(6,441,491)	(267,403,836)
Trade payables, deferred revenue and other payables	9,798,740	(13,490,318)	(560,019,843)
Operating lease liabilities	(378,096)	(590,283)	(24,504,255)
Prepayments, other receivables and other assets	25,994	(62,667)	(2,601,477)

Net cash flows used in operating activities	(25,528,751)	(45,638,978)	(1,894,598,281)

VinFast Auto Ltd.

Unaudited Interim Condensed Consolidated Statements of Cash Flows (continued)

	For the nine months ended September 30,
	2022	2023	2023
	VND million	VND million	USD
	(Unaudited)	(Unaudited)	(Unaudited)
INVESTING ACTIVITIES
Purchase of property, plant and equipment, and intangible assets	(12,674,364)	(20,022,855)	(831,203,246)
Repayment under a business investment and cooperation contract	(968,773)	—	—
Proceeds from disposal of property, plant and equipment	1,528,669	922,675	38,302,752
Disbursement of loans	(3,736)	—	—
Collection of loans	1,017,899	545,400	22,641,039
Proceeds from disposal of equity investment (net of cash held by entity being disposed)	(2,240)	—	—

Net cash flows used in investing activities	(11,102,545)	(18,554,780)	(770,259,455)

FINANCING ACTIVITIES
Capital contribution from owners	6,000,000	6,778,711	281,402,756
Deemed contribution from owners	646,655	7,000,000	290,589,066
Proceeds from borrowings	53,244,294	74,955,275	3,111,597,618
Cash received under a business cooperation contract	—	5,875,000	243,887,251
Repayment of borrowings	(24,438,219)	(30,884,928)	(1,282,117,481)

Net cash flows from financing activities	35,452,730	63,724,058	2,645,359,210

Net decrease in cash and cash equivalents and restricted cash	(1,178,566)	(469,700)	(19,498,526)
Cash, cash equivalents and restricted cash at beginning of the period	3,024,916	4,271,442	177,319,191
Net foreign exchange difference on cash, cash equivalents and restricted cash	8,251	20,656	857,487

Cash, cash equivalents and restricted cash at end of the period	1,854,601	3,822,398	158,678,152

Supplement disclosures of non-cash activities
Non-cash property, plant and equipment additions	7,699,963	9,269,312	384,794,387
Establishment of right-of-use assets and lease liabilities at commencement dates	2,200,405	2,935,015	121,840,467

Part II – Third Quarter 2023 Financial Results and Business Update

Financial Results for the Third Quarter of 2023

Revenues

•	Total revenues were VND8,254,306 million (US$342.7 million), representing an increase of 159.3% from the third quarter of 2022 and an increase of 3.8% from the second quarter of 2023.

•

Vehicle sales were VND7,697,601 million (US$319.5 million), representing an increase of 185.2% from the third quarter of 2022 and an increase of 2.8% from the second quarter of 2023. The increase in vehicle sales over the third quarter of 2022 was mainly due to a significant increase in EV and e-scooter sales volume in Vietnam in the third quarter of 2023, including the VF e34, VF 8, VF 5, VF 9, and the Feliz and Evo. This increase over the third quarter of 2022 was partially offset by phasing out production of ICE vehicles in furtherance of our plan to fully transform into a pure EV player, which resulted in minimal revenue from sales of ICE vehicles in the third quarter of 2023.

Cost of Sales and Gross Margin

•

Cost of sales was VND10,721,967 million (US$445.1 million), representing an increase of 61.8% from the third quarter of 2022 and flat versus the second quarter of 2023. The increase over the third quarter of 2022 was primarily attributable to increases in the cost of vehicles sold as the Company delivered more EVs and e-scooters to customers in the third quarter of 2023. This increase was partially offset by a decrease in the total cost of ICE vehicles sold, due to the decrease in ICE vehicle sales volume in furtherance of our plan to fully transform into a pure EV player and a decrease in accelerated amortization and depreciation expenses due to the ICE production phase out.

•	Gross loss was VND2,467,661 million (US$102.4 million), representing a decrease of 28.4% from the third quarter of 2022 and a decrease of 9.1% from the second quarter of 2023.

•

Gross margin was negative (29.9%), as compared to negative (108.2%) in the third quarter of 2022 and negative (34.1%) in the second quarter of 2023. The improvement of gross margin over the third quarter of 2022 was mainly attributed to a strong increase in sales volume and a decrease in charges to write down the carrying value of inventories. The improvement of gross margin over the second quarter of 2023 was due to lower sales volume to VinFirst customers, who were entitled to more incentives, and better economies of scale resulting from a strong increase in sales volume of e-scooters.

Operating Expenses

•

Research and development (R&D) costs were VND3,167,066 million (US$131.5 million), representing a decrease of 11.9% from the third quarter of 2022 and a decrease of 12.3% from the second quarter of 2023. The decrease over the third quarter of 2022 and the second quarter of 2023 was mainly attributed to the decrease in R&D costs paid to external suppliers (including taxes on expenses paid out to suppliers) and other costs related to our R&D activities for EVs as we brought three EV models into commercial production in the last four quarters.

•

Selling, general and administrative expenses were VND2,763,436 million (US$114.7 million), representing an increase of 43.4% from the third quarter of 2022 and flat versus the second quarter of 2023. The increase over the third quarter of 2022 was primarily attributable to an increase in labor costs and rental costs, which are primarily attributable to our efforts to scale up our sales and administrative operations in North America and Europe.

Loss from Operations

•	Loss from operations was VND8,922,454 million (US$370.4 million), representing a decrease of 9.2% from the third quarter of 2022 and a decrease of 3.3% from the second quarter of 2023.

Net Loss and Earnings Per Share

•

Net loss on financial instruments at fair value through profit or loss was VND2,561,432 million (US$106.3 million), representing a decrease of 515.1% from net gain of the third quarter of 2022 and an increase of 321.6% from net loss of the second quarter of 2023. The decrease over net gain of the third quarter of 2022 and increase over net loss of the second quarter of 2023 was mainly attributable to changes in the fair value of currency interest rate swaps contracts, financial liabilities in respect of Dividend Preferred Shares, and warrants.

•	Net loss was VND15,003,845 million (US$622.9 million), representing an increase of 33.7% from the third quarter of 2022 and an increase of 19.7% from the second quarter of 2023.

•

Net loss attributable to controlling interest was VND14,986,693 million (US$622.1 million), representing an increase of 33.7% from the third quarter of 2022 and an increase of 19.8% from the second quarter of 2023.

•	Basic and diluted net loss per ordinary share were both VND6,491 (US$0.27), compared with VND4,876 (US$0.20) in the third quarter of 2022 and VND5,431 (US$ 0.23) in the second quarter of 2023.

Balance Sheet

•	Cash and cash equivalents were VND3,154,673 million (US$ 131.0 million) as of September 30, 2023.

Third Quarter 2023 Business Updates

Deliveries

	3Q2023	2Q2023	3Q2022
EV Deliveries (Includes VF e34, VF 5, VF 8, VF 9 and e-bus)	10,027	9,535	153
E-scooters Deliveries	28,220	10,182	13,253

Showrooms

•	As of September 30, 2023, the Company had 126 showrooms globally for EVs and 247 showrooms and service workshops for e-scooters, including VinFast showrooms and dealer showrooms.

Launch of the VF 6 in Vietnam

•

On September 29, 2023, VinFast officially introduced its B-segment EV model in Vietnam. The VF 6 is designed by Torino Design and equipped with a wide range of smart features and ADAS Level 2 capabilities. With a reasonable price point, the VF 6 is targeted towards young families.

•

The VF 6 is offered in two trims (Base and Plus) at a starting price of VND675 million (approximately US$28,000) for the Base trim and VND765 million (approximately US$31,800) for the Plus trim, excluding the battery. The expected WLTP driving range is 248 miles and 237 miles for the Base and Plus trims, respectively.

•	VinFast will start taking orders for the VF 6 in Vietnam on October 20, 2023.

Concrete steps to execute on VinFast’s new business model

•

As unveiled last quarter, VinFast is establishing broad distribution channels, leveraging local networks and the expertise of third-party dealerships and distribution to increase coverage in our expanding list of target markets. We aim for our vehicles to be present in up to 50 global markets and countries by the end of 2024.

•

In the U.S., this approach is intended to provide increased consumer access to substantially more states, as compared to a direct-to-customer model. Through the end of September 30, 2023, VinFast has received Applications/Letters of Intent (LOIs) from 27 dealers with more than 100 open points across 12 states in the U.S, including Florida, Texas, North Carolina, Virginia, Louisiana, New Jersey and Arkansas, among others.

•	To support our dealership partners in growing their store network in the early stage of partnership, VinFast might consider transferring some of our existing showrooms to our dealers.

•

VinFast continues to maintain and promote its best-in-class after-sales policy in the market. VinFast’s local partners in new distribution markets are expected to support the policy and continue to provide a high standard of service for customers and buyers.

•	Leveraging local distributors in many of these key markets can offer a capital-light model for expansion that can allow VinFast to be more efficient about capital usage and costs.

Use of discretionary capital expenditures for optimal market expansion

•

VinFast has optimized its capital expenditure plan for global manufacturing in 2024 and 2025, which is expected to save approximately US$400 million, compared to earlier guidance. These savings are expected to be used towards building CKD factories in Indonesia, the most populous country in Southeast Asia, and India, the third largest auto market in the world, according to Nikkei Asia.

•

VinFast aims to access the tremendous potential for increased EV adoption in India and Indonesia where EV penetration is currently only 1%, according to Business Standard and Reuters. The establishment of VinFast facilities in these local markets can provide access to government incentives for local manufacturing, relief from certain tariffs and taxes and access to raw materials at attractive rates.

•

Each CKD facility in Indonesia and India has a planned total capacity of up to 50,000 cars per year and an estimated total capital expenditure of US$150 million to US$200 million in phase 1. Production is expected to commence by 2026.

Chairman and Vingroup support commitment

•

In April 2023, VinFast entered into a capital funding agreement (as amended from time to time, the “Capital Funding Agreement”) that provides a framework for VinFast to receive up to VND60,000 billion (US$2.5 billion), consisting of VND24,000 billion (US$1 billion) in grants from its Chairman, Mr. Pham Nhat Vuong, and VND24,000 billion (US$1 billion) in loans and VND12,000 billion (US$0.5 billion) in grants from Vingroup to facilitate VinFast’s ongoing growth. The Chairman’s commitment could be provided as a grant from two of VinFast’s key shareholders that are controlled by the Chairman. Disbursements were and are subject to the parties agreeing to enter into a definitive loan agreement, the financial resources of the Chairman, the relevant VinFast shareholders and Vingroup and necessary approvals from the relevant governing bodies of Vingroup.

•

As of September 30, 2023, Vingroup had disbursed approximately VND23,000 billion (US$955 million) in loans to VinFast in accordance with the Capital Funding Agreement. VinFast expects to receive up to VND12,000 billion (US$0.5 billion) in grants from Vingroup in the next six months.

•	In September 2023, Chairman Pham Nhat Vuong disbursed a total amount of VND7,000 billion (US$291 million) to VinFast as a free grant in accordance with the Capital Funding Agreement.

•

The Company will receive all of the proceeds from the sale from time to time of up to approximately 46 million ordinary shares by two of VinFast’s key shareholders that are controlled by the Chairman, net of any sales commissions, fees and expenses, brokerages, taxes and legal costs. If the sum of such proceeds and the aforementioned VND7,000 billion (US$291 million) contribution by the Chairman is more than VND24,000 billion (US$1 billion), VinFast will receive the surplus amount from the two key shareholders as a further grant on behalf of the Chairman.

•	Overall, VinFast expects to receive up to VND29,000 billion (US$1.2 billion) or more in grants from Vingroup, the Chairman and two key shareholders in the next six months.

New equity funding

•	In the third quarter of 2023, the Company received approximately US$240 million from its deSPAC transaction and a private strategic investment by Gotion Inc.

Expansion of North America charging network

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VinFast currently has over 107,000 charging points enabled on our platform in North America, an increase of 10,000 compared to the previous quarter. This number is expected to grow as the company partners with new charging operators, and as VinFast’s current partners invest in their own network growth.

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VinFast customers currently have access to 90% of DC fast chargers available in the public network (excluding Tesla’s). VinFast customers can benefit from a broad charging network with a promise of convenience and reliability.

•	VinFast plans to add new charging operators in California and Washington to its network and is in discussions on potential NACS adoption.